Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

March 19, 2012

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 27, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 001-05438

Dear Mr. Rosenberg:

We refer to the comment letter dated February 17, 2012 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 31, 2011 of Forest Laboratories, Inc. (the “Company”) filed with the Commission on May 27, 2011 (the “Form 10-K”), and the Form 10-Q for the quarterly period ended December 31, 2011 of the Company filed with the Commission on February 9, 2012 (the “Form 10-Q”).

We have set forth below the text of each of the Staff’s comments noted in the comment letter in italics, followed by the Company’s response.  The Company expects that it will revise future filings as noted in the responses indicated below.

*  *  *  *  *  *

Form 10-K

Developments, page 6

Comment 1:  We note that Lexapro and Namenda comprised 85% of your sales in 2011, and that these products are licensed from Lundbeck and Merz, respectively. We also note that you have included as exhibits the license agreements with the two companies. In addition, we note that Lexapro and Namenda patents expire in March 2012 and April 2015, respectively. Given the patent cliffs for Lexapro and Namenda, it appears that you are dependent on your newer products Daliresp, Aclidinium, Viibyrd and Lineclotide for future results and still dependent upon Lexapro and Namenda for your current results. Please revise your disclosure to describe the material terms of each of these agreements:

•	the Lundbeck agreement regarding Lexapro;
•	the Merz agreement regarding Namenda;
•	the Nycomed agreement regarding Dalisrep;

Mr. Jim B. Rosenberg
March 19, 2012

•	the Almirall agreement regarding Aclidinium;
•	the Merck agreement regarding Viibryd; and
•	the Ironwood agreement regarding Linaclotide.

Your description of the material terms should include:

•	the nature and scope of the license, including the intellectual property which is the subject of the license agreement, how it may be used and the limitations on its use;
•	the material rights and obligations of each party;
•	upfront, milestone or other payments received or paid to date;
•	additional potential milestone or other payments that may be received or paid;
•	royalty rates expressed as a range within ten percent (i.e. single digits, teens, twenties, etc.);
•	duration and termination provisions; and

•	any other material provisions.

Response:

The Company acknowledges the Staff’s comments concerning the scope of its disclosure with respect to the Lundbeck agreement regarding Lexapro (the “Lundbeck Agreement”), the Merz agreement regarding Namenda (the “Merz Agreement”), the Nycomed agreement regarding Dalisrep (the “Nycomed Agreement”), the Almirall agreement regarding Aclidinium (the “Almirall Agreement”), the Merck agreement regarding Viibryd (the “Merck Agreement”) and the Ironwood agreement regarding Linaclotide (the “Ironwood Agreement”, and together with the Lundbeck Agreement, Merz Agreement, Nycomed Agreement, Almirall Agreement and Merck Agreement, the “Product Line Agreements”).

As a preliminary matter, the Company respectfully submits that its disclosure under Item 1 (“Business”) of the Form 10-K (“Item 1”) is in full compliance with the requirements set forth in Item 101 of Regulation S-K.  In addition, information regarding the nature and scope of the licenses granted under the Product Line Agreements (e.g., exclusive versus non-exclusive and geographic scope), the intellectual property subject to such agreements, and the status of the underlying products has already been furnished as part of the Company’s Item 1 disclosure under the heading “Developments” on pages 5, 6, 8 and 9 and “Patents and Trademarks” on pages 18 and 19.  After careful consideration of the Staff’s comments, however, we intend on including enhanced disclosure in our future Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the fiscal year ending March 31, 2012 (the “2012 Form 10-K”), under Item 1 with respect to the Product Line Agreements to, among other things, clarify that the Company was granted exclusive, worldwide rights to Viibryd under the Merck Agreement and exclusive rights to Dalisrep in the United States under the Nycomed Agreement.

The Company acknowledges the Staff’s request for additional information covering matters such as additional potential milestones or other payments that may be received or paid and royalty rates.  The Company believes that the specific terms and consideration connected to both milestone payments and the royalty rates that it may be obligated to pay pursuant to the Product Line Agreements are both contingent – based upon potential future events – and proprietary and as a consequence, detailed disclosure would be detrimental to the Company’s competitive position.  In this regard, the Company respectively advises the Staff that it has sought and received confidential treatment pursuant to Rule 24b-2 (“Rule 24b-2”) promulgated by the Commission under the Exchange Act of 1934, as amended (the “Exchange Act”), for these provisions in the Lundbeck and Merz Agreements, and has filed confidential treatment requests pursuant to Rule 24b-2 for these provisions in the Nycomed and Merck Agreements.

Mr. Jim B. Rosenberg
March 19, 2012

The Company provides material information regarding its major products in Item 1, the “Management’s Discussion and Analysis” section of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q (collectively, the “Periodic Reports”), and the notes to the consolidated financial statements and consolidated condensed financial statements that it furnishes under its Periodic Reports.  Particularly, it provides the status of products in development and the costs, including milestone payments, incurred in connection therewith and discloses revenues from its marketed products and the status of the underlying patents, which information should enable the Company’s stockholders and the marketplace to understand the impact of the Company’s license arrangements on the Company’s business.  Finally, the Company respectfully advises the Staff that the Lundbeck Agreement, Merz Agreement, Nycomed Agreement, and Merck Agreement have all been filed as exhibits to the Company’s Periodic Reports, and therefore any additional information which its stockholders or the marketplace may wish to know may be obtained by referencing the agreements themselves.

Lastly, please file the Almirall, Merck and Ironwood agreements and incorporate by reference your Nycomed agreement, which you filed as an exhibit to your Form 10-Q for the period ended December 31, 2011, as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Response:

As a preliminary matter, the Company respectfully advises the Staff that the Merck Agreement was filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 9, 2011, and that the Nycomed Agreement will be incorporated by reference as an exhibit to the 2012 Form 10-K.

Regarding the Almirall and Ironwood Agreements, the Company has determined that neither agreement is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  As described in detail in previous letters to and conversations with the Staff, including our March 18, 2009 response to the Staff’s comment letter regarding our Form 10-K for the Year Ended March 31, 2008 (the “2009 Response Letter”), and our April 3, 2008 response to the Staff’s comment letter regarding our Form 10-K for the Year Ended March 31, 2007 (the “2008 Response Letter” and together with the 2009 Response Letter, the “Prior Response Letters”), the Company files license and acquisition agreements as exhibits only when they are, or when they become, material to the Company within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing...”.  The Company’s business model continues to be based on the in-licensing or acquisition of new product opportunities for development with the object of obtaining regulatory approval of and ultimately commercializing FDA-approved pharmaceutical products.  As described in the Prior Response Letters, license agreements associated with such development opportunities are entered into in the ordinary course of the Company’s business, and this practice is consistent with the practice of the pharmaceutical industry as a whole. Accordingly, the Almirall and Ironwood Agreements are not required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K because they were made in the ordinary course of the Company’s business.

Mr. Jim B. Rosenberg
March 19, 2012

Item 601(b)(10)(ii)(B) of Regulation S-K also provides that if a contract “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless...” it is one “upon which the registrant’s business is substantially dependent.” In accordance with this guidance, the Company has historically filed such agreements only when the Company’s revenues from or payment obligations under the applicable agreement are material.  Regarding payment obligations, the commitments of research and development expenses under any of Product Line Agreement individually did not account for more than [five percent (5%)] of the Company’s Net Revenues for fiscal year 2011. The Company periodically reviews such agreements against the Regulation S-K definition.

For purposes of the materiality analysis under Item 601(b)(10)(ii)(B) of Regulation S-K, the Company has historically deemed a product as being material to the Company’s revenues upon its FDA approval and commercial launch.  Since neither Aclidinium nor Linaclotide had received approval at the time the Form 10-K and Form 10-Q were filed with the Commission, and neither is expected to achieve commercial launch prior to filing the 2012 Form 10-K with the Commission, the Company does not consider the Almirall and Ironwood Agreements to be material.1

1 The status of development of Aclidinium and Linaclotide was reported in the Form 10-K and the Form 10-Q and will continue to be updated in future filings.  At the time of the filing of the Form 10-K, Aclidinium and Linaclotide were in various stages of research and development.  More specifically, at the time of filing of the Form 10-K:

•	Linaclotide, to which the Company acquired rights under the Ironwood Agreement, had completed Phase III studies and the Company anticipated filing an NDA in the third quarter of 2011; and

•
Aclidinium, to which the Company acquired rights under the Almirall Agreement, had completed Phase III studies with respect to the twice daily (BID) administration product, and the Company anticipated making a monotherapy U.S. NDA filing in mid-2011.  In addition, the Company had completed Phase II(b) studies with respect to the fixed-dosage combination of aclidinium and the beta-agonist formoterol, and anticipated conducting Phase III studies during the second half of calendar 2011.

Correspondingly, at the time of filing of the Form 10-Q:

•
The Company reported that it had submitted an NDA for Linaclotide with U.S. Food and Drug Administration (“FDA”) in August 2011, and that the Prescription Drug User Fee Act (“PDUFA”) target action date was expected to occur in June 2012.

•
The Company reported that it had submitted the Aclidinium monotherapy U.S. NDA filing to FDA in June 2011, and that the PDUFA target action date was expected to occur in April 2012.  In addition, the Company reported that Phase III studies with the Aclidinium fixed-dose combination commenced in September 2011 and top-line results from the trials were anticipated during the first half of calendar 2013.

Mr. Jim B. Rosenberg
March 19, 2012

Comment 2:  We note that in June 2010,you entered into a license agreement with TransTech Pharma, Inc. for the development and commercialization of TTP399.  We also note that TransTech could receive up to $1.105 billion in upfront and milestone payments. Please revise your disclosure to describe the material terms of the license agreement with TransTech, including, but not limited to royalty rates, aggregate milestones, usage restrictions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please explain to us supplementally why this agreement is not material.

Response:

The Company acknowledges the Staff’s comments concerning its agreement with TransTech Pharma, Inc. in respect of TTP399 (the “TransTech Agreement”).

As indicated in the Company’s response to Comment 1 above, the Company respectfully submits that its disclosure under Item 1 is in full compliance with the requirements set forth in Item 101 of Regulation S-K.  In addition, information regarding the nature and scope of the license granted under the Transtech Agreement (e.g., an exclusive license for all areas of the world other than the Middle East and Africa), the intellectual property subject to such agreement (TTP339), and the development status of TTP339 has already been furnished as part of the Company’s Item 1 disclosure under the heading “Developments” on page 11, and “Management’s Discussion and Analysis” disclosure in the Form 10-K at pages 79, 83, and 87.

The Company also acknowledges the Staff’s request for additional information covering matters such as royalty rates and more detailed disclosure regarding the $1.105 billion in upfront and milestone payments that may be payable under the TransTech Agreement.  As was the case with the Company’s response to Comment 1 above, the Company believes that the specific terms and consideration connected to both milestone payments and the royalty rates that it may be obligated to pay pursuant to the TransTech Agreement are proprietary and that as a consequence, detailed disclosure would be detrimental to the Company’s competitive position.

In addition, with respect to the milestone payments, the Company believes that the disclosure of such information is not necessary for the protection of investors or the marketplace given the uncertainty inherent in whether they are reasonably likely to be paid.  TTP339 has just commenced Phase II studies and has not yet completed proof of concept.  Therefore, it would be highly speculative to predict which, if any milestones would be paid under the TransTech Agreement.  The TransTech Agreement is consistent with the Company’s other license agreements, which typically provide for potential future payments which are performance based and contingent upon the successful achievement of certain development or commercial milestones.  The very design of milestones reflects the fact that in the pharmaceutical industry there is a very high rate of change and failure in drug development.  Completion of trials, which depends on rates of enrollment and other factors, cannot easily be predicted.  Moreover the outcome of trials cannot be predicted and milestone payments are typically dependent on a trial’s successful completion.  In the event a milestone payment is made pursuant to the TransTech Agreement, disclosure of such payment will be included in the disclosures of Research and Development Expense included and discussed in each of the Company’s Periodic Reports.

Mr. Jim B. Rosenberg
March 19, 2012

Finally, the Company believes that it not required to file the TransTech Agreement as an exhibit to the 2012 Form 10-K because it has determined that it is not a material agreement within the meaning of Item 601(b)(10) of Regulation S-K.  As is the case with the Almirall and Ironwood Agreements, the TransTech Agreement is the sort of agreement that is entered into in the ordinary course of the business of the Company and the pharmaceutical industry as a whole, and therefore the Company is not required to file it as an exhibit pursuant to Item 601(b)(10)(i) of Regulation S-K unless it is determined that the Company’s “business is substantially dependent” on the TransTech Agreement.  As indicated in the Company’s response to Comment 1 above, the Company does not view its business as being substantially dependent upon a particular license or acquisition agreement unless and until the product that is subject to that license or acquisition agreement achieves commercial launch, or unless the fixed payments required (or reasonably likely to be required) thereunder would be material.  Commitments of research and development expenses under the TransTech Agreement did not account for more than five percent (5%) of the Company’s Net Revenues for fiscal year 2011.

At the time of the filing of the Form 10-K, Phase II studies had not yet commenced for TTP339, and at the time of the filing of the Form 10-Q, Phase II studies had just commenced. Since TTP had not achieved commercial launch at the time the Form 10-K and Form 10-Q were filed with the Commission, and it is not expected to achieve commercial launch prior to filing the 2012 Form 10-K with the Commission, the Company does not consider the TransTech Agreement to be material.

Form 10-Q
Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

Comment 3:  Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations.  In your disclosure, please specifically indicate:

•	that you apply the acquisition method;
•	how you record assets acquired and liabilities assumed;
•	how you determine the value of goodwill; and
•	how you treat acquisition costs.

Response:

The Company acknowledges the Staff’s comments concerning its accounting policy for business combinations as disclosed in Note 12 (“Business Combinations”) on page 16 of the Form 10-Q. In response to the Staff’s comments, we intend to include the following disclosure in our future filings, beginning with the 2012 Form 10-K, to clarify the Company’s accounting policy for business combinations:

Mr. Jim B. Rosenberg
March 19, 2012

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company’s consolidated financial statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our consolidated financial statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Comment 4:  On page 18, you disclose your purchase price allocation and that the estimated fair values of assets acquired and liabilities assumed are provisional and subject to change, Please provide us proposed revised disclosure to be included in future periodic reports that:

•
Removes reference to a purchase price allocation as that is a construct of the purchase method.  Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired.

•
Specifically identifies which assets, liabilities or items of consideration are provisional, the reasons why your initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

Response:

The Company acknowledges the Staff’s comments concerning its accounting disclosure for the Clinical Data transaction set forth in Note 12 (“Business Combinations”) on page 18 of the Form 10-Q. The Company respectfully advises the Staff that the Company will remove the references to “purchase price allocation” and “provisional” in our future filings, beginning with the 2012 Form 10-K, as the accounting for this transaction is complete.

Comment 5:  On page 18, you indicate that intangible asset recorded at acquisition of $990 million relates to Viibryd. You also disclose that you acquired the earlier stage development projects in various therapeutic areas of Clinical Data, including the Phase III candidate apadenoson. Please tell us whether you have recorded indefinite lived intangible assets for the various in-process research and development projects acquired in the Clinical Data acquisition. If so, please tell us where you have reflected these assets, the amounts recorded and how you determined them.  If not, please tell us why not and reference the authoritative literature you relied upon to not record any in-process research and development intangible assets.

Mr. Jim B. Rosenberg
March 19, 2012

Response:

The Company acknowledges the Staff’s comments concerning its accounting disclosure for intangible assets set forth in Note 12 (“Business Combinations”) on page 18 of the Form 10-Q.  In response to the Staff’s comments, the Company respectfully submits that the fair value at acquisition of apadenoson and the portfolio of early stage development compounds were considered in applying the acquisition method to this transaction.

The Company valued apedenoson using the excess earnings method of the income approach, in accordance with ASC 805 Business Combinations, with Management projections and a risk-adjusted discount rate forming the basis for valuation.  As a result of the combination of the costs associated with completing research, the sales forecasts and the risk of success, we have determined that neither the Company nor a market participant would ascribe value to apedenoson.

For the earlier stage products, an assessment was performed using the excess earnings method of the income approach with Management projections and a risk-adjusted discount rate forming the basis for valuation. In light of the early stage of development, the substantial costs to complete such development and the high degree of uncertainty associated with these pre-clinical assets, these assets, individually and in the aggregate, were determined to have no value to the Company or a market participant.

Comment 6:  On page 18, you also disclose that your access to Viibryd, a drug in a therapeutic area in which you have extensive experience, is subsumed in goodwill. Please tell us:

•	what you mean by “access to Viibryd”;
•	why this “access” is not included in your valuation of the Viibryd intangible asset; and
•	how your valuation of Viibryd is based on inputs and assumptions that a market participant would use when “access” is not included in the valuation of the associated intangible asset.

Response:

The Company acknowledges the Staff’s comments concerning its accounting disclosure for Viibryd set forth in Note 12 (“Business Combinations”) on page 18 of the Form 10-Q. The Company respectfully advises the Staff that Viibryd was valued using the excess earnings method of the income approach with Management’s projections and a risk-adjusted discount rate forming the basis for the valuation.

Mr. Jim B. Rosenberg
March 19, 2012

Therefore, the valuation of the Viibryd intangible asset is based on inputs and assumptions that a market participant would use. However, this does not include consideration of the Company’s extensive experience in the therapeutic area where Viibryd will compete and the broadening of our anti-depressant portfolio, which we had referred to as “access to Viibryd”. We intend to revise our disclosure in our future filings, beginning with the 2012 Form 10-K, to eliminate the reference to “access” and clarify any potential confusion as follows:

Acquired goodwill includes the combined synergies of the purchased business, the assembled workforce and the broadening of the Company’s anti-depressant portfolio, a therapeutic area in which the Company has extensive experience.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 20

Comment 7:  You disclose that the $1.2 billion decrease in cash, cash equivalents and marketable securities and investments is primarily due to your acquisition of Clinical Data and to your common stock repurchase program offset by cash generated by operating activities. As a result of these activities, your cash, cash equivalents and marketable securities held domestically declined from $1.397 billion or 32% of the consolidated total at March 31, 2011 to $449 million or 14% of your consolidated total at December 31, 2011.  Although you disclose that you believe that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to support operations and to facilitate potential acquisitions of products, payments of achieved milestones, capital investments and continued share repurchases, you do not appear to discuss the potential impact of a mismatch in resources and obligations from a domestic versus foreign operations perspective. Please provide us proposed revised disclosure to be included in future periodic report that highlights the implications of repatriating any of the $5.4 billion in undistributed foreign earnings identified in Note 14 on page 76 of your March 31, 2011 Form 10-K.

Response:

The Company acknowledges the Staff’s comments concerning matters disclosed on page 20 of the “Management’s Discussion and Analysis” section of the Form 10-Q. In response to the Staff’s comments, we respectfully submit that we do not discuss the potential impact of a mismatch in resources and obligations from domestic versus foreign operations as we believe the risk of potential mismatch, if any, to be remote.  The Company also respectfully advises the Staff that in addition to access to cash on hand and funds that will be generated by the Company’s ongoing operations, the Company’s domestic operations also have the ability to draw down on the Company’s $500,000,000 revolving credit facility which, as disclosed in Note 10 (“Debt Facility”) to the Form 10-K, can be increased to $750,000,000.  Finally, we note that as disclosed in Note 14 (“Income taxes”) to the Form 10-K, the Company’s undistributed foreign earnings are permanently reinvested within the meaning of APB Opinion 23.  In light of the preceding, we respectively submit that no further disclosure is necessary.

Mr. Jim B. Rosenberg
March 19, 2012

*  *  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to our responses please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,
Forest Laboratories, Inc.

By:  /s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer
cc:           Francis I. Perier, Jr.
Herschel S. Weinstein
Melissa Cooper